

January 30, 2012

Via E-mail
Georges H.G. Yates
Perkins Coie L.L.P.
1201 Third Avenue, Suite 4800
Seattle Washington 98101-3099

> **RE: Northland Cable Properties Seven Limited Partnership**
> **Amended Schedule 13E-3**
> **Filed January 20, 2012 by Northland Cable Properties Seven Limited**
>   **Partnership et. al.**
> **File No. 005-83184**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 20, 2012**
> **File No. 000-16718**

Dear Mr. Yates:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

Fairness of the Proposed Transactions, page 8

1. We note your response to comment 1 in our letter dated January 12, 2012. Specifically, we note your statement that NCTI's belief as to the fairness of the Proposed Transactions is limited to the proposed transaction pursuant to the NCTI Agreement because the NCTI Agreement is the only Schedule 13E-3 transaction in which NCTI is a party. In addition, you state the completion of the proposed transaction pursuant to the NCTI Agreement would not in and of itself lead to the liquidation of NCP-Seven. However, we note NCTI is considered a filing person on the Schedule 13E-3 and thus engaged in the going private transaction. Also, we note disclosure on page 26 under the section "Beliefs as to Fairness of NCTI" that the liquidation value of NCP-Seven was considered by NCTI as part of its evaluation of the fairness of the proposed transaction because "the Proposed Transactions together are in essence a liquidation of NCP-Seven." Thus, please revise your disclosure to discuss whether NCTI believes the terms of the going private series of transactions, including both the asset sales and the estimated liquidation distributions, are fair to NCP-Seven and its unaffiliated limited partners.

<u>Special Factors of the Proposed Transactions, page 11</u>
<u>Reasons for the Proposed Transactions, page 16</u>

2. We note your response to comment 4 in our letter dated January 12, 2012. Please clarify your response given your disclosure on page 25 discussing that the managing general partner, Mr. Whetzell and Mr. Clark considered, as one of the factors in evaluating the fairness of each of the Proposed Transactions, the going concern value of NCP-Seven based on current operations, performance, recent declining subscriber trends, likely increases in capital expenditures and generally increasing expenses. Please advise. If these factors were considered as risks by the managing general partner, Mr. Whetzell and Mr. Clark, that would impact the value and future earnings or growth of NCP-Seven, please provide appropriate disclosure in your proxy statement explaining the risks and how the risks affected the filing persons' evaluations of the Proposed Transactions.

<u>Fairness of the Proposed Transactions, page 23</u>
<u>Material Factors Underlying Belief as to Fairness, page 23</u>

3. We note your response to comment 7 in our letter dated January 12, 2012. Please revise your disclosure to discuss the information provided to you by the American Partnership Board, most notably the range of prices paid in connection with recent sales of limited partnership units of NCP-Seven.

You may contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3619, with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions